Credit Suisse Japan Growth Fund, Inc.
Effective February 28, 2002, the Japan Growth Fund's investment policy was changed as follows:
Under normal market conditions the fund will invest at least 80% of net assets plus any borrowings for investment purposes in equity securities of companies located in or conducting a majority of their business in Japan.
The fund's 80% investment policy is non-fundamental and may be changed by the Board of Trustees of the fund to become effective upon at least 60 days' notice to shareholders prior to any such change.